AKW 3/12

15048582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 7th Avenue
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Busuttil — 212-412-2305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joe Busuttil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Capital Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

State of New York
My Commission Expires
February 4, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Barclays Capital Inc.

Statement of Financial Condition

December 31, 2014

BARCLAYS

Barclays Capital Inc.
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Barclays Capital Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Barclays Capital Inc. at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

Barclays Capital Inc.
Statement of Financial Condition
December 31, 2014

(in millions, except share data)

Assets		
Cash and cash equivalents	$	637
Cash and cash equivalents segregated for regulatory and other purposes		3,593
Collateralized agreements:		
Securities purchased under agreements to resell		74,705
Securities borrowed		58,177
Securities received as collateral, at fair value (includes $42,447 pledged as collateral)		46,499
Financial instruments owned, at fair value (includes $29,063 pledged as collateral)		38,312
Receivables from brokers, dealers and clearing organizations		13,812
Receivables from customers		11,849
Accrued interest and dividend receivables		165
Other assets		277
Total assets	$	248,026
Liabilities and Stockholder's Equity		
Collateralized financings:		
Securities sold under agreements to repurchase	$	100,305
Securities loaned		33,845
Obligation to return securities received as collateral, at fair value		46,499
Other secured financings, at fair value		58
Financial instruments sold, but not yet purchased, at fair value		19,558
Payables to brokers, dealers and clearing organizations		1,803
Payables to customers		25,226
Short-term borrowings		843
Accrued interest and dividend payables		111
Other liabilities		1,521
Long-term borrowings		7,900
		237,669
Subordinated debt		2,500
Stockholder's equity		
Common stock – no par value, 5,000 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		6,308
Retained earnings		1,561
Accumulated other comprehensive loss, net of tax		(12)
Total stockholder's equity		7,857
Total liabilities and stockholder's equity	$	248,026

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization

Barclays Capital Inc. (the "Company"), a Connecticut company, is a registered securities broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC"), a futures commission merchant ("FCM"), swap firm, commodity pool operator, commodity trading advisor registered with the Commodity Futures Trading Commission ("CFTC"), and municipal advisor with the SEC and Municipal Securities Rulemaking Board ("MSRB"). The Company is headquartered in New York, with registered domestic branch offices in Atlanta, Boston, Chicago, Dallas, Houston, Los Angeles, Media, Menlo Park, Miami, New York, Palm Beach, Philadelphia, San Juan, San Francisco, Seattle, Washington D.C., and Wells, ME. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, and central banks.

The Company is a "4(k)(4)(E)" securities subsidiary under the Bank Holding Company Act, which permits it to engage in securities underwriting, dealing, or market-making activities. The Company's activities include transactions in asset-backed securities, agency mortgage-backed securities, debt securities, other corporate related securities, equities, resale and repurchase agreements, securities lending and borrowing, and clearing derivative products. The Company is also a primary dealer in United States ("US") government securities.

The Company has investment banking, capital markets, and private investment management businesses in the US.

The Company's direct parent and sole stockholder is Barclays Group US Inc. ("BGUS"). BGUS is wholly owned by Barclays Bank PLC ("BBPLC"), and is ultimately owned by Barclays PLC ("BPLC", and collectively with its subsidiaries, "Barclays PLC Group" or "Group"). Both BBPLC and BPLC are United Kingdom ("UK") companies. The Company has significant intercompany transactions with related parties as described in Note 14, "Transactions with Affiliated Companies".

The Company subscribes to an independent credit rating agency review by Standard & Poor's. This rating agency assesses the creditworthiness of the Company based on reviews of the Company's broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting, and governance. The Company is rated A for long-term counterparty credit and A-1 for short-term counterparty credit.

On January 7, 2014, Barclays Business Credit LLC, a wholly-owned subsidiary of the Company, filed Articles of Dissolution in New York. The financial impact was not significant to the Company.

On May 8, 2014, BPLC announced a firm-wide business reorganization which will cause its subsidiaries, including the Company, to focus on certain strategic core businesses. This may cause the Company to reduce the amount of its total Assets, and corresponding Liabilities, over time.

During November 2014, the Company entered into an arrangement with Pershing LLC ("Pershing"), wherein Pershing will clear and execute certain transactions for the Company's wealth clients. As part of the arrangement, the Company will compensate Pershing for any client shortfall on any margin and non-purpose loans extended by Pershing. In accordance with this agreement, all rights and obligations associated with these wealth clients were transferred to Pershing.

2. Significant Accounting Policies

Basis of Presentation
The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US Dollar is the functional currency of the Company. In the opinion of management, the Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at December 31, 2014.

Use of Estimates
Preparation of the Statement of Financial Condition in accordance with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and certain disclosures at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of on demand deposits. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Cash and Cash Equivalents Segregated for Regulatory and Other Purposes
Cash and cash equivalents segregated for regulatory and other purposes consist of cash and cash equivalents segregated under the Commodity Exchange Act ("CEA") and in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act and for Proprietary Accounts of Broker-Dealers ("PAB").

Collateralized Agreements and Financings
Collateralized agreements consist of Securities purchased under agreements to resell ("Resale Agreements"), Securities borrowed, and Securities received as collateral, at fair value. Collateralized financings consist of Securities sold under agreements to repurchase ("Repurchase Agreements"), Securities loaned, and Obligation to return securities received as collateral, at fair value. Where the requirements of Accounting Standards Codification ("ASC") 210-20, *Offsetting* ("ASC 210-20") are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the Statement of Financial Condition.

- **Resale and Repurchase Agreements**
  Resale and Repurchase Agreements are carried at the amounts of cash advanced or received, plus accrued interest, which generally approximates fair value (for further description, see Note 5, "Fair Value Measurements"). Resale Agreements require the Company to deposit cash with the seller and to take possession of the purchased securities. Repurchase Agreements require the buyer to deposit cash with the Company and to take possession of the sold securities. The fair value of the securities sold or purchased is generally in excess of the cash received or provided. The Company monitors the fair value of securities purchased under Resale Agreements and securities sold under Repurchase Agreements on a daily basis, with additional securities obtained or posted as necessary.

- **Securities Borrowed and Loaned**
  Securities borrowed and loaned are carried at the amounts of cash advanced or received, plus accrued interest, which generally approximates fair value (for further description, see Note 5, "Fair Value Measurements"). Securities borrowed transactions require the Company to deposit cash collateral with the lender. Securities loaned transactions require the borrower to deposit cash collateral with the Company. Cash collateral is generally in excess of the fair value of securities loaned or borrowed. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or posted as necessary.

- **Securities Received as Collateral and Obligation to Return Securities Received as Collateral, at Fair Value**
  When the Company acts as the lender of securities in a securities lending agreement and the Company receives securities that can be either pledged or sold, the Company recognizes an asset, representing the fair value of the securities received as collateral, and a liability, representing the obligation to return those securities.

Transfers of Financial Assets
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. A transferor is considered to have relinquished control over the assets where (1) the transferred assets are legally isolated from the Company's creditors, (2) the transferee can pledge or exchange the financial assets (or if the transferee is a securitization or asset-backed financing vehicle that is constrained from pledging or exchanging the assets it receives, the holder of the beneficial interests issued by the vehicle can pledge or exchange the beneficial interests), and (3) the Company does not maintain effective control of the transferred assets through the ability to repurchase them before their maturity, or have the ability to unilaterally cause the holder to return them (or if the transferee is a securitization or asset-backed financing vehicle that the Company cannot repurchase the beneficial interest(s) before their maturity or have the ability to unilaterally cause the holder to return the third-party beneficial interests related to those transferred assets).

The Company has elected to measure liabilities that arise from the Company's failure to de-recognize certain financial assets transferred into securitization vehicles at fair value in accordance with ASC 825, *Financial Instruments* ("ASC 825"), to eliminate volatility in earnings that would otherwise arise from using different measurement attributes.

Variable Interest Entities
The Company accounts for variable interest entities ("VIEs") in accordance with ASC 810, *Consolidation* ("ASC 810"). VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb the VIE's expected losses or receive expected residual returns, or both, that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with ASC 810, the Company consolidates VIEs for which it is the primary beneficiary. The Company reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The Company reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Fair Value Measurements
The Company accounts for a significant portion of its financial instruments at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820").

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Where the Company acts as a market maker, financial instruments are marked to mid-market prices. Fair value measurements do not include transaction costs.

Unless otherwise specified in Note 5, "Fair Value Measurements", the Company estimates that the aggregate carrying value recognized in the Statement of Financial Condition approximates fair value as these financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize the transfers into and out of each level as of the end of the reporting period.

Financial Instruments Owned and Financial Instruments Sold, but Not Yet Purchased, at Fair Value
The Company's Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value are comprised of securities purchased or sold short and derivative arrangements and are reflected in the Statement of Financial Condition on a trade date basis.

Customer Securities Transactions
Securities owned by customers, including those that collateralize margin or other similar transactions and are held for clients in an agency or fiduciary capacity by the Company, are not considered assets of the Company and are not included in the Statement of Financial Condition. However, in the event of fails to deliver securities to or receive securities from the customer, the Company records corresponding Receivables from customers or Payables to customers, respectively. These customer securities transactions are recorded on a settlement date basis of the associated transaction in the Statement of Financial Condition. The Company monitors the market value of collateral held and the market value of securities receivable from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations
Receivables from and Payables to brokers, dealers and clearing organizations consist primarily of fails to deliver or receive securities, margin balances, deposits at clearing organizations, and amounts related to unsettled securities trading activity. Amounts related to regular-way unsettled trades are presented on a net basis.

Receivables from and Payables to Customers
Receivables from and Payables to customers include amounts due on cash and margin transactions, and amounts related to unsettled securities trading activity. Securities owned by customers, including those that collateralize margin or other similar transactions and are held for clients in an agency or fiduciary capacity by the Company, are not considered assets of the Company and are not included in the Statement of Financial Condition. Amounts related to regular-way unsettled trades are presented on a net basis.

Loss Contingencies
ASC 450, *Contingencies* ("ASC 450"), requires an accrual for a loss contingency when it is "probable that one or more future events will occur confirming the fact of loss" *and* "the amount of the loss can be reasonably estimated." In accordance with ASC 450, the Company establishes an accrual for all litigation and regulatory matters, including matters disclosed herein, when it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be substantially higher or lower than the amounts accrued for those matters.

Share-Based Compensation
The Company applies ASC 718, *Compensation – Stock Compensation* ("ASC 718"), which focuses primarily on accounting for transactions in which an entity obtains employee services in exchange for share-based payments.

Retirement Benefits
The Company accounts for retirement benefits in accordance with ASC 715, *Compensation – Retirement Benefits* ("ASC 715"). For a defined benefit pension and post-retirement plan, ASC 715 requires an entity to recognize in its Statement of Financial Condition the funded status of its defined benefit pension and post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. The pension plan in which the Company participates was amended in September 2012 and active participants in the plan no longer accrue additional benefits for future service. Upon such amendment, the Company elected to prospectively recognize service costs for the pension plan over the average remaining life expectancy of the participants.

Income Taxes
Tax provisions are computed on all transactions that have been recognized in the Statement of Financial Condition in accordance with ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company assesses its ability to realize deferred tax assets primarily based on the earnings history and projections and other factors of the legal entities through which the deferred tax assets will be realized as discussed in ASC 740. The Company's deferred tax assets and tax liabilities are presented on a net basis, where applicable, as a component of Other assets in the Statement of Financial Condition.

The Company is included in the federal consolidated income tax return of BGUS. The Company files combined and unitary state and local income tax returns with affiliates, as well as certain separate state and local filings. The Company has an intercompany tax sharing agreement with BGUS under which it computes the provision on a modified separate company basis and settles its current and deferred income tax receivable/payable on a periodic basis. Deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized irrespective of the settlement process. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted.

The Company follows guidance under ASC 740, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are measured in the Statement of Financial Condition at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

Recent Accounting Developments

Going Concern
In August 2014, the FASB issued ASU No. 2014-15, *Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern.* ASU 2014-15 provides a description of the requirements of an entity's management to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the entity's ability to continue as a going concern. The standard indicates that substantial doubt exists when it is probable that an entity will not meet its obligations within one year after the date that the financial statements of the entity are issued. This was issued to reduce diversity in the industry as it relates to the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The guidance will be effective for the annual period ending after December 15, 2016 with early adoption permitted.

The Company is currently evaluating the potential impact of the ASU, but it does not expect the ASU to have a material impact on the Company's Statement of Financial Condition.

Determination of Whether a Performance Target That Can Be Met After the Requisite Service Period Is a Performance Condition or a Condition That Affects the Grant-Date Fair Value of the Awards
In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-12, *Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.* ASU 2014-12 clarifies that entities should treat performance targets that can be met after the requisite service period of an award as performance conditions that affect vesting. An entity would not record compensation expense related to an award for which transfer to the employee is contingent on the entity's satisfaction of a performance target until it becomes probable that the performance target will be met.

The guidance will be effective for interim and annual periods beginning after December 15, 2015 and will be prospectively applicable, though retrospective application is permissible.

The Company is currently evaluating the potential impact of the issue, but does not expect the issue to have a material effect on the Company's Statement of Financial Condition.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures
In June 2014, the FASB issued ASU No. 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*. ASU 2014-11 requires:

(1) That repurchase-to-maturity transactions be classified as secured borrowings;

(2) Separate accounting for a transfer of a financial asset that is executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement; and

(3) The following disclosures for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings:
   a. A disaggregation of the gross obligation by the class of collateral pledged;
   b. The remaining contractual tenor of the agreements; and
   c. A discussion of the potential risks associated with the agreements and the related collateral pledged, including obligations arising from a decline in the fair value of the collateral pledged and how those risks are managed.

The ASU also requires additional disclosures for transfers of financial assets as sales where the transferor retains substantial all of the exposure to the economic returns of the transferred assets. The guidance will be effective for fiscal periods beginning on or after December 15, 2014 and will be applied retrospectively with a cumulative effect of initially applying this guidance recognized at the date of initial application.

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers.* ASU 2014-09 requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

(1) Identify the contract(s) with a customer.

(2) Identify the performance obligations in the contract.

(3) Determine the transaction price.

(4) Allocate the transaction price to the performance obligations in the contract.

(5) Recognize revenue when (or as) the entity satisfies a performance obligation.

The update also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance will be effective for fiscal periods beginning on or after December 15, 2016 and will be applied either retrospectively to each prior reporting period presented or retrospectively with a cumulative effect of initially applying this guidance recognized at the date of initial application.

The Company is currently evaluating the potential impact of the ASU, but does not expect the ASU to have a material effect on the Company's Statement of Financial Condition.

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

In April 2014, the FASB issued ASU No. 2014-08, *Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*. ASU 2014-08 amends the criteria that must be met in order for the disposal of a component of an entity or a group of components of an entity to be reported in discontinued operations. Specifically, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when one of the following occurs: the component of an entity or group of components of an entity: (i) meets the criteria to be classified as held for sale, (ii) is disposed of by sale, or (iii) is disposed of other than by sale (e.g., by abandonment or in a spinoff). An acquired business that meets the criteria to be classified as held for sale will also be classified as a discontinued operation, regardless of whether the sale of that business represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results.

ASU 2014-08 also provides that classification of a component of an entity or a group of components of an entity as a discontinued operation is now appropriate where the entity disposing of the component or group of components will have significant continuing involvement with the component or group of components being disposed of.

The guidance will be effective for fiscal periods beginning on or after December 15, 2014 and will be applied prospectively.

The Company is currently evaluating the potential impact of the ASU, but does not expect the ASU to have a material effect on the Company's Statement of Financial Condition.

3. Assets Segregated or Held in Separate or Sequestered Accounts for Regulatory and Other Purposes

At December 31, 2014, assets segregated or held in separate or sequestered accounts under the CEA or other regulations are included in the Statement of Financial Condition as follows (in millions):

Cash	$	2,145
Cash equivalents		425
Receivables from brokers, dealers and clearing organizations		7,903
Total assets segregated under the CEA	$	10,473

Additionally, cash of $1,023 million is segregated in a special reserve bank account for the exclusive benefit of customers and PAB under Rule 15c3-3 of the Securities and Exchange Act.

4. Financial Instruments

The following table sets forth the Company's Financial instruments owned, at fair value, including those pledged as collateral and Financial instruments sold, but not yet purchased, at fair value, that are measured in accordance with ASC 820 as of December 31, 2014 (in millions):

Fair Value of Financial Instruments:	Financial instruments owned, at fair value	Financial instruments sold, but not yet purchased, at fair value
Money market instruments	$ 526	$ -
Government and agencies:		
Government securities	14,346	15,853
Agency securities	15,490	143
Mortgage-backed securities ("MBS") and other asset-backed securities ("ABS"):		
Commercial MBS	717	-
Residential MBS	101	-
Other ABS	835	-
Corporate debt securities	953	153
Equities and convertibles	4,875	3,001
Derivative contracts, net:		
Equity options	53	-
To-be-announced ("TBA") contracts	350	389
Other derivatives	66	19
	$ 38,312	$ 19,558

Financial instruments sold, but not yet purchased, at fair value represent obligations of the Company to deliver a specified security or cash at a contracted price. These transactions are subject to market risk if the market price of these financial instruments changes subsequent to the date of the Statement of Financial Condition.

Derivative Contracts

The derivative balances represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell other financial instruments at specified terms on a specified date. Derivative contracts may be listed and traded on exchanges (referred to as exchange-traded) or privately negotiated directly between two parties (referred to as over-the-counter derivatives). Both exchanged-traded and over-the-counter ("OTC") derivatives are presented in the following table.

The Company enters into trading derivative contracts to satisfy the needs of its clients, for trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading and market making activities.

Derivative transactions are measured at fair value, with derivative assets reported in the Statement of Financial Condition as Financial instruments owned, at fair value, and derivative liabilities as Financial instruments sold, but not yet purchased, at fair value. Derivatives are presented at fair value in the following table on a gross basis, prior to the application of the impact of counterparty netting under ASC 210-20.

The following table sets forth the fair value and the notional value of the Company's derivative contracts by major product type on a gross basis as of December 31, 2014. In accordance with ASC 210-20, where the Company has entered into a legally enforceable netting agreement with counterparties, it reports derivative assets and liabilities, and any related cash collateral, on a net-by-counterparty basis in the Statement of Financial Condition. Net presentation of derivative assets and liabilities, and any related cash collateral, does not impact the classification of the derivative instruments within the fair value hierarchy.

Gross fair values in the following table exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the Company's exposure (in millions):

	Derivative Assets	**Derivative Liabilities**	**Contract / Notional**
Equity options	$ 3,251	$ 3,198	$ 198,590
TBA contracts	350	389	277,851
Other	66	19	17,018
Gross fair value of derivatives contracts	3,667	3,606	$ 493,459
Counterparty netting	(3,198)	(3,198)	
Total included in Financial instruments owned, at fair value	$ 469		
Total included in Financial instruments sold, but not yet purchased, at fair value		$ 408	
Derivative Contracts not subject to an enforceable netting agreement under US GAAP	$ 416	$ 408	
For derivative contracts that are subject to an enforceable netting agreement under US GAAP, collateral received that is not nettable under US GAAP[(a)]	$ 53	$ -	

[(a)] Represents liquid security collateral as well as cash collateral held at third party custodians.

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amount is not exchanged but rather used as a reference to calculate payments for most derivative transactions.

As of December 31, 2014, the Company had no requirements to post additional collateral under derivative contracts in the event of a reduction in the Company's long-term credit rating, and was not subject to termination of these transactions in the event of such a reduction.

5. Fair Value Measurements

ASC 820 establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Quoted Market Prices – Level 1
Financial instruments are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions at an arm's-length basis. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Valuation Technique Using Observable Inputs – Level 2
Financial instruments classified as Level 2 are valued using quoted prices for identical instruments in markets that are not considered to be active, or quoted prices for similar assets or liabilities in active markets, or valuation techniques in which all significant inputs are observable, or can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 valuations include financial instruments, which are valued using market standard pricing techniques, such as options and TBA contracts that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

Valuation Technique Using Significant Unobservable Inputs – Level 3
Financial instruments are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Such inputs are generally determined based on observable inputs of a similar nature, historical observations on the level of the inputs or other analytical techniques.

Credit Risk
Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative financial instruments (particularly those with significant future projected cash flows) are traded in the market at levels which reflect credit considerations. Credit exposures are adjusted to reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements. Credit risk exposure, including that ensuing from the trade facilitation and intermediation, is actively mitigated through a combination of credit limits and economic hedging.

Valuation Process
The Company has an established and documented process for determining fair value and has controls in place to ensure that its valuations are appropriate. An independent model review group reviews the Company's valuation models and approves them for use for specific products. All valuation models of the Company are subject to this review process. A price verification group, independent from the risk-taking functions, utilizes independent data sources to validate the ongoing appropriateness and material accuracy of valuations on the Company's Statement of Financial Condition. Where significant variances are noted in the independent price verification process, an adjustment is taken to the fair value position. Any changes to the valuation methodology are reviewed by management to confirm the changes are justified. As markets and products develop and the pricing for certain products becomes more transparent, the Company refines its valuation methodologies.

Fair Value Hierarchy

The following table presents the Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value as of December 31, 2014, by underlying instrument type and by the valuation hierarchy as described earlier in this Note (in millions):

	Fair Value Measurements on a Recurring Basis as of December 31, 2014				
	Level 1	Level 2	Level 3	Netting and Collateral	Total Fair Value
Assets					
Financial instruments owned, at fair value					
Money market instruments	$ -	$ 526	$ -	$ -	$ 526
Government and agencies:					
Government securities	8,945	5,401	-	-	14,346
Agency securities	-	15,379	111	-	15,490
MBS and other ABS:					
Commercial MBS	-	576	141	-	717
Residential MBS	-	60	41	-	101
Other ABS	-	718	117	-	835
Corporate debt securities	-	952	1	-	953
Equities and convertibles	3,611	1,252	12	-	4,875
Derivative contracts:					
Equity options	3,210	41	-	(3,198)	53
TBA contracts	-	350	-	-	350
Other derivatives	3	63	-	-	66
Total Financial instruments owned, at fair value	$ 15,769	$ 25,318	$ 423	$ (3,198)	$ 38,312
Securities received as collateral, at fair value	$ 32,220	$ 14,279	$ -	$ -	$ 46,499
Liabilities					
Financial instruments sold, but not yet purchased, at fair value					
Money market instruments	$ -	$ -	$ -	$ -	$ -
Government and agencies:					
Government securities	13,281	2,572	-	-	15,853
Agency securities	-	143	-	-	143
MBS and other ABS:					
Commercial MBS	-	-	-	-	-
Residential MBS	-	-	-	-	-
Other ABS	-	-	-	-	-
Corporate debt securities	-	152	1	-	153
Equities and convertibles	2,053	947	1	-	3,001
Derivative contracts:					
Equity options	3,146	51	1	(3,198)	-
TBA contracts	-	389	-	-	389
Other derivatives	4	15	-	-	19
Total Financial instruments sold, but not yet purchased, at fair value	$ 18,484	$ 4,269	$ 3	$ (3,198)	$ 19,558
Obligation to return securities received as collateral, at fair value	$ 32,220	$ 14,279	$ -	$ -	$ 46,499

Cash Instruments and Derivative Contracts
Financial instruments are separated into two categories: cash instruments and derivative contracts, described below.

Cash Instruments
The Company's cash instruments are predominantly classified within Level 1 or Level 2 of the fair value hierarchy.

Level 1 Cash Instruments
Level 1 cash instruments, valued based on unadjusted, quoted market prices for identical unrestricted instruments in active markets, include certain US government obligations and actively traded listed equities.

The Company defines active markets for equity instruments based on the average daily volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on the average daily volume and the number of days with trading activity.

The Company does not apply liquidity or concentration reserves for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 Cash Instruments
Level 2 cash instruments include money market instruments, less liquid government bonds, most government agency obligations, mortgage-backed securities, and other asset backed securities, corporate bonds, certain mortgage products, less liquid listed equities, and state, municipal and provincial obligations. Valuations for these types of instruments include transactions in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, vendor prices, or alternative pricing sources with reasonable levels of price transparency. Where there are no observable market prices, fair value is determined by reference to other bond issuances of the same issuer as proxy inputs to obtain discounted cash flows. In the absence of observable bond or credit default swap ("CDS") spreads for the respective issuer, similar referenced assets or sector averages are applied as proxy (appropriateness of proxies are based on issuer, coupon, maturity and industry).

Level 3 Cash Instruments
Certain cash instruments are classified within Level 3 of the fair value hierarchy if they trade infrequently and have little or no price transparency. Such instruments include less liquid mortgage-backed securities and asset-backed securities, less liquid corporate debt securities (including distressed debt instruments), and certain types of equity instruments, primarily private equity.

Absent evidence to the contrary, instruments classified within Level 3 of the fair value hierarchy are initially valued at the transaction price, which is considered to be the best initial estimate of fair value. Subsequent to the transaction date, the Company uses other methodologies to determine fair value, which vary based on the type of instrument, as described below.

Valuation is adjusted generally only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or expected cash flows. The valuation techniques and significant inputs used in determining the

fair value of each class of cash instrument classified within Level 3 of the fair value hierarchy are as follows:

- **Mortgage-Backed and Other ABS.** Debt securities that are linked to the cash flows of a pool of referenced assets via securitization. This category includes residential MBS, commercial MBS, and other ABS.

  Valuations are predominantly determined by discounted cash flow analysis using industry standard cash flow engines. The key inputs for residential MBS are credit spread or yield, conditional prepayment rate ("CPR"), constant default rate ("CDR"), and loss given default. The key input for commercial MBS is credit spread. The key inputs for other ABS are credit spread or yield, CPR, CDR, and loss given default. The aforementioned inputs are all determined by proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance and composition.

  Identification of comparable observed transactions, indices or research that requires an assessment and comparison of the relevant securities' underlying attributes including collateral, tranche, vintage, underlying asset composition (historical losses, borrower characteristics, and loan attributes such as loan-to-value ratio and geographic concentration) and credit ratings (original and current).

- **Equities and Convertibles.** For equities and convertibles, the Level 3 population is comprised of non-actively traded equities, convertible bonds and private equity securities. Valuations are generally based on relative value analyses. The significant inputs for these valuations include prices for similar instruments for which observable prices are available, and prices from broker quotes that are indicative or not corroborated by observable market data.

- **Corporate Debt Securities.** Valuations are generally based on relative value analyses. The significant inputs for these valuations include prices for similar instruments for which observable prices are available, and prices from broker quotes that are indicative or not corroborated by observable market data.

Derivative Contracts
Exchange-traded derivatives, including equity options, typically fall within Level 1 or Level 2 of the fair value hierarchy, depending on whether they are deemed to be actively traded or not. OTC derivatives typically fall within Level 2 of the fair value hierarchy.

Level 1 Derivatives
Exchange-traded derivatives fall within Level 1 of the hierarchy if they are actively traded, and are valued at their quoted market prices. Currently, the Company's Level 1 derivatives primarily include exchange-traded options and futures, which exhibit the highest level of price transparency. Examples include US Treasury futures as well as options on indices and common corporate stock.

Level 2 Derivatives
Level 2 exchange-traded derivatives are not actively traded and are valued using models that are calibrated to market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying financial instruments.

Level 2 OTC derivatives, including TBA contracts, are valued using market transactions and other market evidence whenever possible, such as market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing

sources with reasonable levels of price transparency. OTC derivatives are classified within Level 2 when all of the significant inputs can be corroborated to market evidence. When appropriate, valuations are adjusted for various factors such as bid/offer spreads and credit considerations. Valuation adjustments are generally based on available market evidence, but can also be based on management's best estimate, in the absence of such evidence.

Where models are used, the selection of a particular model to value an OTC derivative depends upon the contract terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. The pricing models take into account the contract terms (including maturity), as well as key inputs, depending upon the type of derivative and the nature of the underlying instrument, including market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss given default rates and correlations of such inputs. Valuations of these instruments are corroborated by market prices.

For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

Transfers Between Levels of the Fair Value Hierarchy
During the year ended December 31, 2014, the Company had the following transfers between levels of the fair value hierarchy:

- Mortgage and other ABS assets of $60 million from level 3 to level 2 driven by updated levelling techniques.
- Equities and convertibles assets of $14 million from level 3 to level 2 driven by availability of observable external market data associated with these positions.
- Equities and convertibles assets of $3 million from level 2 to level 3 driven by lack of availability of observable external market data associated with these positions.
- Equities and convertibles assets of $2 million from level 1 to level 2 driven by lack of availability of data associated with these positions.
- Corporate debt liabilities of $2 million from level 3 to level 2 driven by availability of observable external market data associated with these positions.
- Corporate debt assets of $1 million from level 2 to level 3 driven by lack of availability of observable external market data associated with these positions.
- Corporate debt liabilities of $1 million from level 2 to level 3 driven by lack of availability of observable external market data associated with these positions.

There were also insignificant reclassifications amongst the levels for Corporate debt, Equities and convertibles, and Derivative contracts.

Significant Unobservable Inputs Used in Level 3 Measurements
The table below provides information on the valuation methodologies, significant unobservable inputs, as well as the range of those input values for financial instruments that are classified as Level 3 under the fair value hierarchy. The listed ranges represent the highest and lowest value of each respective input across all investments included within the Financial Instrument classifications listed below as of December 31, 2014. The disclosures below also include a description of the

impact on the sensitivity of the fair value measurements of such instruments due to changes in significant unobservable inputs.

	Fair Value (in millions)	Valuation Methodology	Significant Unobservable Inputs	Range of Input Values Low	High
Agency securities[a]	$ 6	Price-based	Price*	14%	14%
	105	Cash flow	Conditional Prepayment Rate	0%	5%
			Credit Spread	2%	13%
Commercial MBS	139	Cash flow	Credit Spread	1%	27%
	2	Price-based	Price*	0%	100%
Residential MBS	40	Cash flow	Conditional Prepayment Rate	0%	5%
			Constant Default Rate	3%	9%
			Loss Given Default	45%	100%
			Yield	3%	11%
	1	Price-based	Price*	0%	100%
Other ABS	34	Cash flow	Conditional Prepayment Rate	6%	25%
			Constant Default Rate	1%	8%
			Loss Given Default	30%	95%
			Yield	3%	40%
	30	Cash flow	Conditional Prepayment Rate	25%	25%
			Constant Default Rate	2%	2%
			Loss Given Default	30%	30%
			Credit Spread	2%	8%
	52	Cash flow	Conditional Prepayment Rate	4%	4%
			Credit Spread	2%	3%
	1	Price-based	Price*	0%	12%
Corporate debt securities	-	Price-based	Price*	15%	83%
Equities and convertibles	11	Price-based	Price**	$ 0	$ 1,130
Equity options	(1)	Price-based	Price**	$ 0	$ 58

[a] Comprised of agency commercial MBS and residential MBS.
* Price represents the market value of the instrument as a percentage of its notional.
** Pricing information is presented on a dollar per unit basis.

In general, an increase in the yield, credit spreads, constant default rates and loss given default, in isolation, would result in a decrease in the fair value measurement. In addition, an increase in constant default rates would generally be accompanied by an increase in loss given default, slower conditional prepayment rates and an increase in yields.

Conditional prepayment rate represents the voluntary, unscheduled repayment of loan principal by the borrower, also commonly referred to as "prepayment speed".

Constant default rate represents an annualized rate of default of the collateral pool underlying a securitized product.

Yield is the rate used to discount projected cash flows in a discounted future cash flow analysis.

Loss given default is the percentage of the defaulted balance which is not covered by liquidation proceeds (recoveries) and therefore passes through as a loss to the securitization trust.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value
The following table presents the carrying value, fair value, and related fair value hierarchy level for those financial instruments which are not carried at fair value in the Statement of Financial Condition as of December 31, 2014.

The carrying value of Cash and cash equivalents, Cash and cash equivalents segregated for regulatory and other purposes, Securities loaned, as well as receivables and payables arising in the ordinary course of business approximate fair value due to the relatively short period of time between their origination and expected maturity, contractual interest rates being set at current market rates or subject to repricing, and collectability.

For those financial instruments not carried at fair value with characteristics that do not meet the description in the prior paragraph, fair value is based on observable market prices. These financial instruments include a component of both Resale Agreements and Repurchase Agreements and certain Securities borrowed transactions.

Fair value of Long-term borrowings and Subordinated debt agreements is determined based on current interest rates and credit spreads for debt instruments with similar terms and maturities.

(in millions)

Assets	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 637	$ 637	$ 637	$ -	$ -
Cash and cash equivalents segregated for regulatory and other purposes	3,593	3,593	3,593	-	-
Securities purchased under agreements to resell	74,705	74,853	-	74,853	-
Securities borrowed	58,177	58,179	-	58,179	-
Receivables from brokers, dealers and clearing organizations	13,812	13,812	-	13,812	-
Receivables from customers and other financial assets not measured at fair value *	12,120	12,120	-	12,120	-
Liabilities					
Securities sold under agreements to repurchase	$ 100,305	$ 100,448	$ -	$ 100,448	$ -
Securities loaned	33,845	33,845	-	33,845	-
Payables to brokers, dealers and clearing organizations	1,803	1,803	-	1,803	-
Payables to customers and other financial liabilities not measured at fair value **	26,373	26,373	-	26,373	-
Long-term borrowings and Subordinated debt	10,400	10,470	-	10,470	-

* Includes Receivables from customers, Accrued interest and dividend receivables and other financial assets not measured at fair value. Does not include nonfinancial assets such as intangible assets, deferred tax assets and prepaid assets.

** Includes Payables to customers, Short-term borrowings, Accrued interest and dividend payables and other financial liabilities not measured at fair value. Does not include nonfinancial liabilities such as compensation and benefit arrangements, pension and current tax obligations.

6. Offsetting of Collateralized Agreements and Financings

In accordance with ASC 210-20, the Company offsets financial assets and financial liabilities in the Statement of Financial Condition where there is a legally enforceable right to set off the recognized amounts and other offsetting requirements are met.

The following table presents the gross amounts, amounts offset, underlying collateral value of those agreements subject to enforceable netting agreements (limited to the net amount recorded in the Statement of Financial Condition so as not to include over-collateralization), and amounts not subject to enforceable netting agreements on Resale and Repurchase Agreements, and Securities borrowed and loaned as of December 31, 2014.

The 'Net amount' presented below is not intended to represent the Company's actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.

	Amounts Subject to Enforceable Netting Arrangements						
	Effects of Offsetting on Statement of Financial Condition			Related Amounts Not Offset (a)			
(in millions)	Gross Amounts	Amounts Offset	Net Amounts Reported in the Statement of Financial Condition	Financial Collateral (b)	Net Amount	Amounts Not Subject to Enforceable Netting Agreements	Statement of Financial Condition Total (c)
Resale Agreements	$ 181,813	$ (110,241)	$ 71,572	$ 69,062	$ 2,510	$ 3,133	$ 74,705
Securities borrowed	32,287	-	32,287	31,050	1,237	25,890	58,177
Total Assets	$ 214,100	$ (110,241)	$ 103,859	$ 100,112	$ 3,747	$ 29,023	$ 132,882
Repurchase Agreements	$ 195,119	$ (110,241)	$ 84,878	$ 84,363	$ 515	$ 15,427	$ 100,305
Securities loaned	33,433	-	33,433	32,520	913	412	33,845
Total Liabilities	$ 228,552	$ (110,241)	$ 118,311	$ 116,883	$ 1,428	$ 15,839	$ 134,150

(a) Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any over-collateralization.

(b) Includes cash and financial instrument collateral related to arrangements subject to an enforceable master netting agreement; these amounts are not presented net in the Statement of Financial Condition because other US GAAP netting criteria are not met. Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

(c) The Statement of Financial Condition total is the sum of 'Net amounts reported in the Statement of Financial Condition' that are subject to enforceable netting arrangements and 'Amounts not subject to enforceable netting arrangements'.

7. Securitization Activities and Variable Interest Entities

Re-securitizations of Non-agency Mortgage-backed Securities

The Company repackages non-agency MBS by selling them into securitization vehicles that issue beneficial interests to investors and acts as underwriter of the beneficial interests that are sold to investors. The securitization vehicles qualify as VIEs under ASC 810. While the Company may retain interests in the securitized financial assets through holding tranches of the securitizations, the Company is generally not required to consolidate these VIEs as it does not have the power to direct the significant activities of the entities. The Company de-recognizes the transferred securities when it relinquishes control over the transferred assets. The transferred assets are recorded at fair value prior to the securitization.

For the year ended December 31, 2014, the Company sold non-investment grade securities with a fair value of $2,868 million (par value of $3,171 million) into residential securitization vehicles.

Retained interests represent the Company's continuing involvement in the securitization vehicle in the form of bonds issued by the securitization vehicle that have been held by the Company since the bonds were issued by the securitization vehicle. These interests are recorded at fair value in Financial instruments owned, at fair value in the Statement of Financial Condition. As of December 31, 2014, the Company held retained interests in non-investment grade residential MBS with a fair value of $5 million. The maximum amount of loss that the Company is exposed to is the carrying amount of these positions in the Statement of Financial Condition as the Company has no other requirements to support these vehicles.

The following tables set forth the weighted average key economic assumptions used in measuring the fair value of the Company's retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions (in millions):

Residential MBS

Fair value of retained interests	$	5
Weighted average life (years)		17.05
Conditional prepayment rate		2.22%
Impact of 10% adverse change	$	(0.11)
Impact of 20% adverse change	$	(0.20)
Constant default rate		4.56%
Impact of 10% adverse change	$	(0.36)
Impact of 20% adverse change	$	(0.84)
Yield		9.06%
Impact of 10% adverse change	$	(0.58)
Impact of 20% adverse change	$	(1.10)
Loss given default		66.98%
Impact of 10% adverse change	$	(0.60)
Impact of 20% adverse change	$	(1.29)

The impact of a change in a particular assumption is calculated independently of changes in any other assumption. Changes in fair value of the retained interests based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above. Additionally, the preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests.

The Company's positions in and associated maximum exposure to loss in all non-agency securitization vehicles, including those established by third parties, as of December 31, 2014, was $101 million for residential securitization vehicles, of which $5 million represents retained interests in securitization vehicles to which the Company sold securities, and $717 million for commercial securitization vehicles, of which there were no retained interests in securitization vehicles to which the Company sold securities.

Agency Securitizations
As part of the ordinary course of business, the Company owns interests in agency securitizations established by third parties that it does not consolidate as it does not have the power to direct the significant activities of those entities under ASC 810. During the year ended December 31, 2014, the Company sold $24,855 million of US government agency-issued securities to the agencies which were placed into their securitization vehicles.

The Company generally de-recognizes those securities from its Statement of Financial Condition as it has relinquished control over those securities. However, in certain situations, the Company sells government agency-issued securities to be included in agency securitizations and retains a callable class security that allows the Company to reacquire the transferred assets at some point post-securitization at a fixed price. As long as the Company retains that callable security, it does not relinquish control over the transferred securities. As a result, the Company is not able to de-recognize these transferred assets and continues to record them in its Statement of Financial Condition. As of December 31, 2014, the Company continues to recognize $50 million of transferred US government agency-issued securities and associated liabilities of $43 million due to the retention of the callable class securities. As of December 31, 2014, the Company did not exercise any of these callable class securities.

The Company's positions in and associated maximum exposure to loss in all agency securitization vehicles, including those established by third parties, as of December 31, 2014 was $3,258 million (exclusive of amounts recoverable from US agency guarantees), and was recorded as Financial instruments owned, at fair value in the Statement of Financial Condition.

Municipal Securities Tender Option Bond ("TOB") Trusts
The Company forms TOB trusts through which investments in municipal securities are financed. TOB trusts hold tax-exempt securities issued by state or local municipalities. The trusts are typically single-issuer trusts whose assets are purchased from the Company via the primary and secondary market. To fund the purchase of their assets, the trusts issue long-term senior floating rate notes ("Floaters") and junior residual securities ("Residuals"). The holder of the Residuals generally has the ability to direct decisions that significantly impact the economic performance of the TOB trusts through its ability to liquidate the TOB trust and ultimately direct the sale of the municipal bonds owned by that trust. Liquidity agreements are provided to the trust by BBPLC and the Company serves as remarketing agent for the Floaters. Floater holders have an option to tender the Floaters they hold back to the trust periodically. The Company, in its capacity as a remarketing agent, facilitates the sale of the Floaters to third parties at inception of the trust, facilitates the reset of the Floater coupon, and remarkets any tendered Floaters. If Floaters are tendered and the Company (in its role as remarketing agent) is unable to find a new investor within a specified period of time, it can declare a failed remarketing (in which case the trust is unwound) or may choose to buy the Floaters into its own inventory and may continue to try to sell them to a third-party investor. No failed remarketings on trusts formed by the Company were declared during the year ended December 31, 2014.

The Company considers the TOB trusts to be VIEs. The trusts are not consolidated by the Company where third-party investors hold the residual interests in the trusts, as the Company's involvement with the trusts is limited to its role as remarketing agent and the Company does not have the power to direct the activities of the trust that most significantly impact the economic performance of the trust. Where the Company holds the residual interests, the Company consolidates the trusts.

As of December 31, 2014, the Company holds no residual interests and therefore does not consolidate any TOB trusts. During the year ended December 31, 2014, the Company sold $402 million of municipal bonds into TOB trusts. The Company de-recognizes those bonds from its

Statement of Financial Condition as it has relinquished control over those securities. As of December 31, 2014, the Company held $16 million of the Floater inventory related to the TOB programs.

Other Asset-Backed Securitizations

As of December 31, 2014, the Company holds positions in other asset-backed securitization vehicles, which are classified as Financial instruments owned, at fair value. These positions were acquired through market making activities and resulted in a maximum exposure to loss of $835 million of other ABS. During the year, the Company held no retained interests in other asset-backed securitization vehicles to which the Company sold securities and transferred no assets to such vehicles during the year then ended.

8. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations, as reported in the Statement of Financial Condition at December 31, 2014, consist of the following (in millions):

	Receivables from brokers, dealers and clearing organizations	Payables to brokers, dealers and clearing organizations
Margin receivable/payable	$ 11,018	$ 2
Securities failed to deliver/receive	1,492	1,502
Trade date payables, net (settlement)	1,211	-
Fees and commissions receivable/payable	53	294
Other	38	5
	$ 13,812	$ 1,803

9. Other Assets and Other Liabilities

At December 31, 2014, Other assets primarily consist of net deferred tax assets of $118 million, asset management fee receivables of $41 million, and identifiable intangible assets of $38 million, which consists primarily of designated market maker rights. Other liabilities primarily consist of accrued compensation of $1,032 million, current tax liabilities of $187 million, and accrued operating expenses of $125 million.

10. Income Taxes

The Company is included in the federal consolidated income tax return and various combined and unitary state returns of BGUS. At December 31, 2014, the Company had $1,281 million of net deferred tax assets, included in the Statement of Financial Condition. This balance is comprised of deferred tax assets of $1,292 million resulting from temporary differences primarily related to deferred compensation, stock-based compensation, and intangible assets acquired as part of the Lehman Brothers acquisition. These deferred tax assets were offset by deferred tax liabilities of $11 million resulting from temporary differences primarily related to transfer pricing. The overall deferred tax balances are reduced by intercompany settlements of $1,163 million. The Company's tax-sharing agreement requires periodic settlement with BGUS resulting from changes to the net federal and state deferred tax balances. Until settlement, the net balance is recorded as a component of Other assets in the Statement of Financial Condition. As of December 31, 2014, the Company had $118 million of unsettled net deferred tax asset balance.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. A valuation allowance of $9 million is recorded at December 31, 2014 related to certain state net operating losses that the Company believes do not meet the more-likely-than-not criteria.

The Company has state net operating losses of $102 million expiring in the years beginning after 2031.

The Company's policy is to record interest and penalties as a component of the income tax provision. The Company's unrecognized tax benefits, including interest of $11 million, are recorded in the Statement of Financial Condition as current income taxes payable, included in Other liabilities. The Company has not recorded any amounts for penalties related to its unrecognized tax benefits. The Company does not anticipate any events that will significantly impact the balances during the next 12 months.

BGUS has largely agreed the 2007 through 2009 Internal Revenue Services ("IRS") audit with the exception of one issue, which relates to the Company. The Company intends to go through the IRS administrative process to dispute this issue. The Company has not changed its position on the expected outcome of this issue. BGUS's federal corporate income tax returns for the years 2010 and after remain subject to full examination. The Company files combined and unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for the years 2007 and after.

When the tax return examinations by federal, state, or local tax authorities are concluded, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time.

11. Short-Term Borrowings

At December 31, 2014, Short-term borrowings consist of uncollateralized loans payable to affiliates of $721 million, and bank overdrafts payable primarily to third parties of $122 million. The uncollateralized loans from affiliates represent the amount utilized on an uncommitted and unsecured money market line of credit of $10,000 million with BBPLC, of which $466 million was utilized primarily to support the short-term funding requirements of the Company. These loans bear interest at rates based on the Group's external funding curve. The Company also had a $255 million loan with BBPLC. In addition, the Company has an uncommitted short-term money market line of $3,500 million in place for evergreen borrowing up to 90 days, and as of December 31, 2014 the Company had not drawn upon this facility. For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

12. Long-Term Borrowings

At December 31, 2014, the Company has Long-term borrowings with BGUS in the form of two five-year unsecured fixed term financing arrangements totaling $7,900 million, with an option to prepay all or part of each loan on 30 days' notice without penalty. As of December 31, 2014 $1,000 million in US Treasuries were pledged as a partial collateralization against these loans. These arrangements bear interest at a rate of 4.03% and will mature on February 23, 2017. For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

13. Subordinated Debt

At December 31, 2014, the Company has Subordinated debt with BGUS for $2,500 million, which matures on July 16, 2016. Under the provisions of this loan, provided that the Company has not given written notification to the Financial Industry Regulatory Authority to cancel the rollover, an automatic one-year rollover of the maturity date occurs within seven months of maturity. The loan bears interest at rates based on 3-month US Dollar London Interbank Offered Rate ("LIBOR"), plus 4.3%. For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

14. Transactions with Affiliated Companies

The Company enters into securities transactions and other transactions with affiliates. At December 31, 2014, balances with such affiliates were included in the Statement of Financial Condition line items as follows (in millions):

Cash and cash equivalents	$	89
Securities purchased under agreements to resell		18,166
Securities borrowed		19,751
Securities received as collateral, at fair value		41,939
Financial instruments owned, at fair value		58
Receivables from brokers, dealers and clearing organizations		41
Receivables from customers		5,222
Other assets		3
Securities sold under agreements to repurchase		16,266
Securities loaned		29,991
Obligation to return securities received as collateral, at fair value		41,939
Financial instruments sold, but not yet purchased, at fair value		27
Payables to brokers, dealers and clearing organizations		95
Payables to customers		4,295
Short-term borrowings		721
Accrued interest and dividend payables		8
Other liabilities		31
Long-term borrowings		7,900
Subordinated debt		2,500

At December 31, 2014, the Company had Short-term borrowings of $721 million primarily related to the utilized portion of the uncommitted and unsecured money market line of credit as described in Note 11, "Short-Term Borrowings". In addition, the Company had two loans with BGUS totaling $7,900 million as described in Note 12, "Long-Term Borrowings" and Subordinated debt with BGUS of $2,500 million as described in Note 13, "Subordinated Debt".

During the year ended December 31, 2014, under its intercompany tax sharing agreement with BGUS, the Company received $89 million relating to current and deferred federal and state income taxes, the settlement of which is settled periodically.

The Company sells certain receivables from investment banking clients to an affiliate. For the year ended December 31, 2014, the fair value of these receivables sold was approximately $164 million.

As of December 31, 2014, the Company held $160,441 million of affiliates' financial instruments as collateral, primarily in connection with Resale Agreements, Securities borrowed and customer margin loans.

At December 31, 2014, the Company had placed $1,078 million of its affiliates' securities and $1,857 million of its affiliates' cash and cash equivalents on deposit with clearing organizations for trade facilitation purposes.

On June 1, 2014, the Company transferred its Index and Point business to an affiliate in exchange for a cash capital contribution from BGUS of $50 million, net of tax.

On December 15, 2014, the Company sold assets of $8 million to BBPLC at carrying value, which approximated fair value, related to a business within the Equities division.

BBPLC has provided guarantees to certain third parties over their exposure to the Company in relation to futures trading or prime services financing activities.

15. Benefit Plans

Pension Plan

The Company provides pension benefits for eligible employees through participation in a defined benefit pension plan of BBPLC. All eligible employees participate in the pension plan on a non-contributory basis, and are fully vested after five years of service. The Company makes contributions to the plan based upon the minimum funding standards under the Internal Revenue Code. Employees hired on or after September 22, 2008 are not eligible to participate in the plan. During the third quarter of 2012, the plan was frozen such that existing participants would not accrue any additional benefits. In 2014, a special payment program was offered to deferred vested participants who terminated employment prior to April 1, 2012 and who are not in receipt of their pension benefit, with an opportunity to receive their benefit immediately in a voluntary lump sum payment. The offer was provided to the eligible participants in the second half of 2014 with any impact of acceptances reflected as of the payment date. The impact is not significant.

The firm recognizes the funded status of its defined benefit pension plan measured as the difference between the fair value of the plan assets and the benefit obligation, in the Statement of Financial Condition. As of December 31, 2014, Other liabilities included $15 million, related to the plan.

401(k) Plan

The Company has adopted the Barclays 401(k) Plan (referred to as the "401(k) Plan") effective January 1, 1980. Eligible employees may elect to participate in the plan at any time during the year. Employees who formally elect to participate may contribute any amount from 1% to 50% of their eligible compensation each pay period as pre-tax contributions, Roth 401(k) after-tax contributions, or a combination. The combined pre-tax and Roth 401(k) after-tax contributions are subject to the IRS limit of $17,500 in 2014. Additionally, employees who formally elect to participate may contribute 1% to 6% of their eligible compensation as traditional after-tax contributions to the 401(k) plan each pay period. The combined pre-tax, Roth 401(k) after-tax and traditional after-tax contributions may not exceed 50% of eligible compensation. Employees age 50 or over who have reached the 401(k) Plan or IRS maximum allowable pre-tax and/or Roth 401(k) after-tax contribution limit in a plan year may contribute catch-up contributions up to $5,500 for 2014 on a pre-tax or Roth 401(k) after-tax basis up to the IRS catch-up limit for the year.

The Company matches all or a portion of employee pre-tax and/or Roth 401(k) after-tax contributions through employer matching contributions. For every $1.00 an employee contributes on a pre-tax basis (up to 6% of eligible compensation each pay period), the Company contributes $1.00 ($1.50 for employees whose annualized eligible compensation is $60,000 or less). The maximum annual match available under the 401(k) Plan is $15,600 (6% of the $260,000 IRS annual compensation limit). The matching contributions vest on a graduated scale based on

completed years of service. Catch-up contributions and traditional after-tax contributions are not eligible for employer matching contributions.

Post-Retirement

The Company follows ASC 715, which requires the recognition of post-retirement benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. Only employees hired as of March 31, 1997 are eligible for post-retirement benefits.

Post-Employment

The Company recognizes post-employment benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis.

16. Share-Based Compensation

BPLC operates certain share plans for its employees, including the employees of the Company. Shares for distribution under these plans are sourced from newly issued shares and market purchases. Market purchased shares are held by a trust and will be vested for individual employees when they satisfy specific vesting conditions. The costs of these compensation plans are funded in cash paid to BPLC. The liabilities related to these share payments are recorded by the trust.

The Company makes recommendations on the compensation awards for its employees which are approved annually by the Remuneration Committee of BPLC. Depending upon the threshold limit, a portion of such compensation award for the employees will be awarded in BPLC stock. The main current share-related plans from which the Company's employees benefit are as follows:

Executive Share Award Scheme ("ESAS") – Closed Plan

ESAS awards were granted to participants in the form of a provisional allocation of BPLC shares. The total value of the ESAS award made to the employee was dependent upon the business unit, Group and individual employee performance. The ESAS award must normally be held for at least three years. Additional bonus shares are subsequently awarded to recipients of the provisional allocation and vest upon achieving continued service for three and five years from the date of award. ESAS awards were also made to eligible employees for recruitment purposes under the JSAP (Joiners Share Award Plan). All awards are subject to potential forfeiture if the individual resigns and commences work with a competitor.

Share Value Plan ("SVP")

The SVP was introduced in March 2010 and approved by shareholders (for Executive Director participation and use of new issue shares) at the Annual General Meeting ("AGM") in April 2011. SVP awards are granted to participants in the form of a conditional right to receive BPLC shares or provisional allocations of BPLC shares which vest over a period of three years in equal annual tranches. Participants do not pay to receive an award or to receive a release of shares. The grantor may also make a dividend equivalent payment to participants on vesting of an SVP award. SVP awards are also made to eligible employees for recruitment purposes under schedule 1 to the SVP. All awards are subject to potential forfeiture in certain leaver scenarios.

Other Plans

In addition to the above plans, the Group operates a number of other plans, none of which are individually or in aggregate material in relation to the charge for the year or the dilutive effect of outstanding share options. Included within other plans are Sharepurchase (both UK and overseas), the Incentive Share Option Plan ("ISOP"), the Barclays Long Term Incentive Plan ("LTIP"), Role Based Pay ("RBP"), and the Share Incentive Award ("SIA"). RBP was introduced in March 2014 and is an element of fixed pay which is reviewed annually and is for the most senior employees.

RBP is either wholly or partly paid in the form of BPLC shares delivered quarterly and subject to a three or five year holding period.

The number of options and restricted stock shares outstanding at December 31, 2014 is set forth below (in millions) where the options or shares granted relate to BPLC shares:

	ESAS [(a)(b)]	SVP [(a)]	Other [(a)]
Outstanding at beginning of year	**9.4**	**209.0**	**0.1**
Granted in the year	-	118.4	3.2
Less: Released in the year	(6.5)	(109.5)	(3.2)
Less: Lapsed in the year	(1.6)	(13.4)	(0.1)
Transferred in the year	(0.1)	(6.5)	-
Outstanding at end of year	**1.2**	**198.0**	-
Of which are exercisable	-	-	-

Notes:
[(a)] Options / shares granted relate to BPLC shares.
[(b)] No cost award.

17. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk in order to meet financing and hedging needs of customers (including brokers and dealers) and to reduce the Company's own exposure to market and interest rate risk in connection with trading activities. These financial instruments include forward and futures contracts, options contracts, and options on futures contracts. Each of these financial instruments contains varying degrees of off-balance sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2014 may, in certain circumstances, be in excess of the amounts recognized in the Statement of Financial Condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

The Company also bears market risk for unfavorable changes in the price of financial instruments sold but not yet purchased. In the normal course of business, the Company enters into securities sales transactions. For these transactions, the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures) and OTC cleared swaps, all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance sheet risk in the event margin deposits are insufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, securities loaned and Repurchase Agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as

collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

18. Collateral, Commitments and Contingencies

Collateral

The Company receives financial instruments as collateral, primarily in connection with Resale Agreements, Securities borrowed, derivatives transactions, and customer margin loans. In many cases, the Company is permitted to deliver, repledge or otherwise use these financial instruments in connection with entering into Repurchase Agreements, securities lending agreements, other secured financings, collateralizing derivative transactions and meeting the Company or customer settlement requirements. At December 31, 2014, the approximate fair value, excluding the impact of netting, of financial instruments received as collateral by the Company, in connection with Resale Agreements, Securities borrowed and customer margin loans, that the Company was permitted to sell or repledge was $331,017 million, of which $305,133 million was sold or repledged.

The amount of collateral that was sold or repledged by the Company included the following:

- $90,855 million of securities collateral that was pledged under Repurchase Agreements which cannot be resold or repledged by the counterparty.

- $171,831 million of securities collateral that was pledged under Repurchase Agreements and securities lending agreements which can be resold or repledged by the counterparty.

- $42,447 million of securities collateral that was received in connection with certain securities-for-securities transactions in which the Company is a lender.

$29,063 million of securities collateral pledged to counterparties can be resold or repledged by the counterparty and is included in Financial instruments owned, at fair value in the Statement of Financial Condition.

At December 31, 2014, the Company had $3,306 million of securities on deposit with clearing organizations for trade facilitation purposes. These securities cannot be resold or repledged by the clearing organizations. In addition, the Company had $11,540 million of cash and cash equivalents, and $136 million of issued letters of credit on deposit with clearing organizations.

Commitments

At December 31, 2014, the Company had committed $747 million in forward starting collateralized agreements, primarily resale transactions. Additionally, the Company had $4,133 million in forward starting collateralized financings, primarily repurchase transactions, and $1,000 million in a committed Repurchase Agreement facility.

Contingencies

Alternative Trading Systems and High-Frequency Trading

The SEC, the New York State Attorney General ("NYAG") and regulators in certain other jurisdictions have been investigating a range of issues associated with alternative trading systems ("ATSs"), including dark pools, and the activities of high-frequency traders. Group has been providing information to the relevant regulatory authorities in response to their enquiries. Various parties, including the NYAG, have filed complaints against Group, naming BPLC, the Company and certain of its current and former officers in connection with ATS related activities. Group continues to defend itself against these actions.

Recent Developments
Civil complaints have been filed in the New York Federal Court on behalf of a putative class of plaintiffs against BPLC, the Company and others generally alleging that the defendants violated the federal securities laws by participating in a scheme in which high-frequency trading firms were given informational and other advantages so that they could manipulate the US securities market to the plaintiffs' detriment.

In June 2014, the NYAG filed a complaint ("Complaint") against BPLC and the Company in the Supreme Court of the State of New York ("NY Supreme Court") alleging, among other things, that Group engaged in fraud and deceptive practices in connection with LX Liquidity Cross, Group's SEC-registered ATS. Group filed a motion to dismiss the Complaint in July 2014. The NYAG filed an amended complaint ("Amended Complaint") on February 3, 2015 in response to Group's motion to dismiss. On February 13, 2015, the NY Supreme Court granted in part and denied in part Group's motion to dismiss. Group will file a motion to dismiss any remaining claims asserted by the NYAG in the Amended Complaint. Proceedings in this matter are continuing.

BPLC and the Company have also been named in a class action by an institutional investor client under California law based on allegations similar to those in the Complaint. This California class action has been consolidated with the class action filed in the New York Federal Court described above.

Also, following the filing of the Complaint, the Company was named in a shareholder securities class action along with BPLC, its current and certain of its former CEOs and CFOs on the basis that investors suffered damages when their investments in Group's American Depository Receipts declined in value as a result of the allegations in the Complaint. Group has filed a motion to dismiss the complaint.

It is possible that additional complaints relating to these or similar matters may be brought in the future against BPLC, the Company and/or their affiliates.

Claimed Amounts/Financial Impact
The complaints seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect, if any, that these matters might have upon the Company's financial position in any particular period.

Investigations into LIBOR, other Benchmarks, ISDAfix, Foreign Exchange Rates and Precious Metals
Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to BBPLC's involvement in manipulating financial benchmarks and foreign exchange rates. BBPLC and the Company have reached settlements with the relevant law enforcement agency or regulator in certain of the investigations, but others, including those set out in more detail below, remain pending.

Background Information
The UK Financial Conduct Authority ("FCA"), the CFTC, the SEC, the US Department of Justice ("DOJ") Fraud Section ("DOJ-FS") and Antitrust Division ("DOJ-AD"), the European Commission ("Commission"), the UK Serious Fraud Office, the Monetary Authority of Singapore, the Japan Financial Services Agency, the prosecutors' office in Trani, Italy and various US state attorneys general are among various authorities that opened investigations into submissions made by BBPLC and other financial institutions to the bodies that set or compile various financial benchmarks, such as LIBOR and the Euro Interbank Offered Rate ("EURIBOR") and in connection with efforts to manipulate certain benchmark currency exchange rates.

On June 27, 2012, BBPLC announced that it had reached settlements with the Financial Services Authority ("FSA") (as predecessor to the FCA), the CFTC and the DOJ-FS in relation to their investigations concerning certain benchmark interest rate submissions, and BBPLC agreed to pay total penalties of USD equivalent $451 million, which were reflected in operating expenses for 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Settlement Order with the CFTC ("CFTC Order") and a Non-Prosecution Agreement ("NPA") with the DOJ-FS. In addition, BBPLC was granted conditional leniency from the DOJ-AD in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. Summaries of the NPA and the CFTC Order are set out below. The full text of the CFTC Order and the NPA are publicly available on the websites of the CFTC and the DOJ, respectively. The terms of the Settlement Agreement with the FSA are confidential, but the Final Notice of the FSA is available on the FCA's website.

CFTC Order
In addition to a $200 million civil monetary penalty, the CFTC Order requires BBPLC and the Company to cease and desist from further violations of specified provisions of the CEA and take specified steps to ensure the integrity and reliability of its benchmark interest rate submissions, including LIBOR and EURIBOR, and improve related internal controls.

DOJ Non-Prosecution Agreement
As part of the NPA, BBPLC agreed to pay a $160 million penalty. In addition, the DOJ agreed not to prosecute BBPLC for any crimes (except for criminal tax violations, as to which the DOJ cannot and does not make any agreement) related to BBPLC's submissions of benchmark interest rates, including LIBOR and EURIBOR, contingent upon BBPLC's satisfaction of specified obligations under the NPA. In particular, under the NPA, BBPLC agreed for a period of two years from June 26, 2012, among other things, to:

- Commit no US crimes whatsoever;
- Truthfully and completely disclose non-privileged information with respect to the activities of BBPLC, its officers and employees, and others concerning all matters about which the DOJ inquires of it, which information can be used for any purpose, except as otherwise limited in the NPA;
- Bring to the DOJ's attention all potentially criminal conduct by BBPLC or any of its employees that relates to fraud or violations of the laws governing securities and commodities markets; and
- Bring to the DOJ's attention all criminal or regulatory investigations, administrative proceedings or civil actions brought by any governmental authority in the US by or against BBPLC or its employees that alleges fraud or violations of the laws governing securities and commodities markets.

BBPLC also agreed to cooperate with the DOJ and other government authorities in the US in connection with any investigation or prosecution arising out of the conduct described in the NPA, which commitment shall remain in force until all such investigations and prosecutions are concluded. BBPLC also continues to cooperate with the other ongoing investigations.

In anticipation of the expiry of the two-year period, in June 2014 Group and DOJ-FS entered into a letter agreement which: (1) gives DOJ-FS until June 27, 2015 to make a determination under the NPA solely as to whether any of Group's trading activities in the foreign exchange market during the two-year period from June 26, 2012 constituted the commission of a "United States crime"; and (2) with respect to the ongoing investigation of those trading activities by DOJ-FS and DOJ-AD, extends Group's obligation to disclose non-privileged information in response to inquiries of the DOJ-FS to June 27, 2015. The two-year period under the NPA has otherwise expired.

Investigations by the US State Attorneys General
Following the settlements announced in June 2012, 31 US State Attorneys General commenced their own investigations into LIBOR, EURIBOR and the Tokyo Interbank Offered Rate. The NYAG, on behalf of this coalition of Attorneys General, issued a subpoena in July 2012 to BBPLC (and subpoenas to a number of other banks) to produce wide-ranging information and has since issued additional information requests to BBPLC for both documents and transactional data. BBPLC is responding to these requests on a rolling basis.

ISDAfix Investigation
Regulators and law enforcement agencies, including the CFTC and the DOJ, are also conducting separate investigations into historical practices with respect to ISDAfix, among other benchmarks. Group has received and continues to respond to subpoenas and requests for information from various authorities including the CFTC and the DOJ.

Precious Metals Investigation
Group has been providing information to the DOJ in connection with the DOJ's investigation into precious metals and precious-metals based financial instruments.

Foreign Exchange Trading Investigation
Various regulatory and enforcement authorities, including the FCA, the Commission, the CFTC, the DOJ-FS, the DOJ-AD, the SEC and the New York State Department of Financial Services are investigating a range of issues associated with foreign exchange sales and trading, including electronic trading. Certain of these investigations involve multiple market participants in various countries. BBPLC has received inquiries from certain of these authorities related to their particular investigations, and from other regulators interested in foreign exchange issues. Group is reviewing its foreign exchange trading covering a several year period and is continuing to cooperate with the relevant authorities in their investigations.

In November 2014, the FCA and the CFTC entered into settlement agreements with several banks regarding foreign exchange trading. Group announced that it had considered entering into the settlement, but after discussions with other regulators and authorities it concluded that it was in Group's interest to seek a more general coordinated settlement and that it would continue to engage with these regulators and authorities, including the FCA and CFTC, with the objective of achieving a resolution in due course.

For a discussion of litigation arising in connection with these investigations see 'LIBOR and other Benchmarks Civil Actions', 'Civil Actions in Respect of ISDAfix', 'Civil Actions in Respect of Foreign Exchange Trading' and 'Civil Actions in Respect of the Gold Fix' below.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the matters in this section, or what effect, if any, that these matters might have upon the Company's financial position in any particular period. Among other things, a breach of any of the NPA provisions could lead to prosecutions in relation to BBPLC's benchmark interest rate submissions and could have significant consequences for BBPLC and the Company's current and future business operations in the US.

LIBOR and Other Benchmark Civil Actions
A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Group and other banks in relation to manipulation of LIBOR and/or other benchmark rates. While several of such cases have been dismissed and one has settled subject to final approval from the court, others remain pending and their ultimate impact is unclear.

Background Information
Following the settlements of the investigations referred to above in 'Investigations into LIBOR, other Benchmarks, ISDAfix, Foreign Exchange Rates and Precious Metals', a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Group in relation to LIBOR and/or other benchmarks.

USD LIBOR Cases in the US District Court for the Southern District of New York ("SDNY")
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the SDNY, which is often referred to as a multi-district litigation ("MDL Court").

The complaints are substantially similar and allege, among other things, that BPLC, BBPLC, the Company and the other banks individually and collectively violated provisions of the US Sherman Antitrust Act, the CEA, the US Racketeer Influenced and Corrupt Organizations Act ("RICO") and various state laws by manipulating USD LIBOR rates.

The lawsuits seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1,250 million in actual damages against all defendants, including BBPLC, plus punitive damages. As against the Company, the lawsuits seek an unspecified amount of damages with the exception of two lawsuits, in which the plaintiffs are seeking a combined total in excess of $350 million in actual damages against all defendants, including the Company, plus punitive damages. Some of the lawsuits also seek trebling of damages under the US Sherman Antitrust Act and RICO.

The proposed class actions purport to be brought on behalf of (among others) plaintiffs that (1) engaged in USD LIBOR-linked OTC transactions ("OTC Class"); (2) purchased USD LIBOR-linked financial instruments on an exchange ("Exchange-Based Class"); (3) purchased USD LIBOR-linked debt securities ("Debt Securities Class"); (4) purchased adjustable-rate mortgages linked to USD LIBOR ("Homeowner Class"); or (5) issued loans linked to USD LIBOR ("Lender Class").

In August 2012, the MDL Court stayed all newly filed proposed class actions and individual actions ("Stayed Actions"), so that the MDL Court could address the motions pending in three lead proposed class actions ("Lead Class Actions") and three lead individual actions ("Lead Individual Actions").

In March 2013, the MDL Court issued a decision dismissing the majority of claims against Group and other panel bank defendants in the Lead Class Actions and Lead Individual Actions. Following the decision, the plaintiffs in the Lead Class Actions sought permission to either file an amended complaint or appeal an aspect of the March 2013 decision. In August 2013 and June 2014, the MDL Court denied the majority of the motions presented in the Lead Class Actions. As a result, the:

- Debt Securities Class has been dismissed entirely;
- The claims of the Exchange-Based Class have been limited to claims under the CEA; and
- The claims of the OTC Class have been limited to claims for unjust enrichment and breach of the implied covenant of good faith and fair dealing.

Subsequent to the MDL Court's March 2013 decision, the plaintiffs in the Lead Individual Actions filed a new action in California state court (since moved to the MDL Court) based on the same allegations as those initially alleged in the proposed class action cases discussed above. The Debt Securities Class attempted to appeal the dismissal of their action to the US Court of Appeals for the Second Circuit ("Second Circuit"), but the Second Circuit dismissed the appeal as untimely on the grounds that the MDL Court had not reached a decision resolving all of the claims in the consolidated actions. In January 2015, the US Supreme Court reversed the Second Circuit's decision, ruling that the Second Circuit must hear the Debt Securities Class' appeal. The OTC

Class and the Exchange-Based Class have received permission to join this appeal. Certain other proposed class actions that had previously been stayed by the MDL Court have also received permission to join the appeal as to the dismissal of their antitrust claims.

In December 2014, the MDL Court granted preliminary approval for the settlement of the remaining Exchange-Based Class claims for $20 million and has requested that the plaintiffs present a plan for allocation of the settlement proceeds.

Additionally, the MDL Court has begun to address the claims in the Stayed Actions, many of which, including state law fraud and tortious interference claims, were not asserted in the Lead Class Actions. As a result, in October 2014, the direct action plaintiffs (those who have opted out of the class actions) filed their amended complaints and in November 2014, the defendants filed their motions to dismiss. In November 2014, the plaintiffs in the Lender Class and Homeowner Class actions filed their amended complaints. In January 2015, the defendants filed their motions to dismiss.

Until there are further decisions, the ultimate impact of the MDL Court's decisions will be unclear, although it is possible that the decisions will be interpreted by courts to affect other litigation, including the actions described below, some of which concern different benchmark interest rates.

Securities Fraud Case in the SDNY
BPLC, BBPLC and the Company have also been named as defendants along with four former officers and directors of BBPLC in a proposed securities class action pending in the SDNY in connection with BBPLC's role as a contributor panel bank to LIBOR. The complaint asserted claims under the US Securities Exchange Act of 1934, principally alleging that BBPLC's Annual Reports for the years 2006 to 2011 contained misstatements and omissions concerning (among other things) BBPLC's compliance with its operational risk management processes and certain laws and regulations. The complaint also alleged that BBPLC's daily USD LIBOR submissions constituted false statements in violation of US securities law. The complaint was brought on behalf of a proposed class consisting of all persons or entities that purchased BPLC-sponsored American Depositary Receipts on a US securities exchange between July 10, 2007 and June 27, 2012. In May 2013, the district court granted BBPLC's motion to dismiss the complaint in its entirety. The plaintiffs appealed, and, in April 2014, the Second Circuit issued an order upholding the dismissal of certain of the plaintiffs' claims, but reversing the dismissal of the plaintiffs' claims that BBPLC's daily USD LIBOR submissions constituted false statements in violation of US securities law. The action has been remanded back to the district court for further proceedings, and discovery is expected to be substantially complete by the end of 2015.

EURIBOR Cases
In February 2013, a EURIBOR-related class action was filed against BPLC, BBPLC, the Company and other EURIBOR panel banks. The plaintiffs assert antitrust, CEA, RICO, and unjust enrichment claims. In particular, BBPLC is alleged to have conspired with other EURIBOR panel banks to manipulate EURIBOR. The lawsuit is brought on behalf of purchasers and sellers of NYSE Liffe EURIBOR futures contracts, purchasers of Euro currency-related futures contracts and purchasers of other derivative contracts (such as interest rate swaps and forward rate agreements that are linked to EURIBOR) during the period June 1, 2005 through March 31, 2011. All proceedings have been stayed through at least May 12, 2015.

In addition, BBPLC has been granted conditional leniency from the DOJ-AD in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. As a result of that grant of conditional leniency, BBPLC is eligible for (1) a limit on liability to actual rather than treble damages if damages were to be awarded in any civil antitrust action under US antitrust law based on conduct covered by the conditional leniency and (2) relief from potential

joint-and-several liability in connection with such civil antitrust action, subject to BBPLC satisfying the DOJ-AD and the court presiding over the civil litigation of fulfillment of its cooperation obligations.

Non-US Benchmarks Cases
In addition to US actions, legal proceedings have been brought or threatened against Group in connection with alleged manipulation of LIBOR and EURIBOR in a number of jurisdictions. The number of such proceedings in non US jurisdictions, the benchmarks to which they relate, and the jurisdictions in which they may be brought have increased over time.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect, if any, that they might have upon the Company's financial position in any particular period.

Civil Actions in Respect of Foreign Exchange Trading
Since November 2013, a number of civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of foreign exchange markets under the US Sherman Antitrust Act and New York state law and naming several international banks as defendants, including BBPLC and the Company. The SDNY before whom all the cases are pending, has combined all actions alleging a class of US persons in a single consolidated action. The two actions alleging classes of non-US persons were dismissed on January 28, 2015.

Recent Developments
Defendants' motion to dismiss the consolidated action was denied on January 28, 2015. The next step in the proceeding is discovery, which is presently stayed.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect, if any, that they might have upon the Company's financial position in any particular period.

Civil Actions in Respect of the Gold Fix
Since March 2014, a number of civil complaints have been filed in US federal courts, each on behalf of a proposed class of plaintiffs, alleging that BBPLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the US Sherman Antitrust Act, and state antitrust and consumer protection laws. All of the complaints have been transferred to the SDNY and consolidated for pretrial purposes. The consolidated complaint defines Barclays as including the Company for purposes of plaintiffs' allegations.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the potential exposure of the actions described on the Company or what effect, if any, that they might have upon the Company's financial position in any particular period.

US Residential and Commercial Mortgage related Activity and Litigation
The Company is party to a number of lawsuits filed by purchasers of US residential MBS sponsored and/or underwritten by Group between 2005 and 2008. In several of these lawsuits, affiliates of the Company are also named as defendants. As a general matter, these lawsuits allege, among other things, that the residential MBS offering materials allegedly relied on by such purchasers contained materially false and misleading statements and/or omissions and generally

demand rescission and recovery of the consideration paid for the residential MBS and recovery of monetary losses arising out of their ownership.

The original face amount of residential MBS related to the pending civil actions against the Company total approximately $2,415 million, of which approximately $862 million was outstanding as at December 31, 2014.

Cumulative realized losses reported on these residential MBS as at December 31, 2014 were approximately $340 million.

Claimed Amounts/Financial Impact
If the Company were to lose the pending actions the Company believes it could incur a loss of up to the outstanding amount of the residential MBS at the time of judgment (taking into account further principal payments after December 31, 2014), plus any cumulative losses on the residential MBS at such time and any interest, fees and costs, less the market value of the residential MBS at such time and less any provisions taken to date.

Although the purchasers in these securities actions have generally not identified a specific amount of alleged damages, the Company has estimated the total market value of these residential MBS as at December 31, 2014 to be approximately $606 million. The Company may be entitled to indemnification for a portion of such losses.

Other Mortgage Related Investigations
In addition, numerous regulatory and governmental authorities, among them the DOJ, SEC, Special Inspector General for the US Troubled Asset Relief Program and US Attorney's Office for the District of Connecticut have been investigating various aspects of the mortgage-related business, including issuance and underwriting practices in primary offerings of residential MBS and trading practices in the secondary market for both residential MBS and US commercial MBS. The Company is cooperating with these investigations.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect, if any, that they might have upon the Company's financial position in any particular period.

Lehman Brothers
Since September 2009, Group has been engaged in litigation with various entities that have sought to challenge certain aspects of the transaction pursuant to which the Company, its parent BBPLC and other subsidiaries of BBPLC acquired most of the assets of Lehman Brothers Inc. ("LBI") in September 2008, as well as the court order ("Order") approving the sale ("Sale"). The Order was upheld by the courts and is no longer being challenged. On August 5, 2014, the Second Circuit affirmed the SDNY's rulings in favor of the Group on certain claims with respect to their rights over assets they claim from the Sale.

Background Information
In September 2009, motions were filed in the United States Bankruptcy Court for the SDNY ("Bankruptcy Court") by Lehman Brothers Holdings Inc. ("LBHI"), the SIPA Trustee for Lehman Brothers Inc. ("Trustee") and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. ("Committee"). All three motions challenged certain aspects of the Sale, as well as the Order. The claimants sought an order voiding the transfer of certain assets to the Company, requiring the Company to return to the LBI estate any excess value the Company allegedly received, and declaring that the Company is not entitled to certain assets that it claims pursuant to the Sale documents and the Order ("Rule 60 Claims").

In January 2010, the Company filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI had failed to deliver as required by the Sale documents and the Order (together with the Trustee's competing claims to those assets, "Contract Claims").

In 2011, the Bankruptcy Court rejected the Rule 60 Claims and decided some of the Contract Claims in the Trustee's favor and some in favor of the Company. The Company and the Trustee each appealed the Bankruptcy Court's adverse rulings on the Contract Claims to the SDNY. LBHI and the Committee did not appeal the Bankruptcy Court's ruling on the Rule 60 Claims.

The SDNY issued an opinion in June 2012, reversing one of the Bankruptcy Court's rulings on the Contract Claims that had been adverse to the Group and affirming the Bankruptcy Court's other rulings on the Contract Claims. In July 2012, the SDNY issued an agreed judgment implementing the rulings in the opinion ("Judgment"). Under the Judgment, Group is entitled to receive:

- $1,100 million plus post-judgment interest from the Trustee in respect of 'clearance box' assets ("Clearance Box Assets"); and
- Property held at various institutions in respect of the exchange traded derivatives accounts transferred to the Company in the Sale ("ETD Margin").

Recent Developments
The Trustee appealed the SDNY's adverse rulings to the Second Circuit. On August 5, 2014, the Second Circuit issued an opinion affirming the rulings of the SDNY that Group is entitled to receive the Clearance Box Assets and the ETD Margin.

On October 1, 2014, the Trustee filed a motion with the SDNY to confirm the scope of the SDNY's judgment regarding the ETD Margin the Company is entitled to receive. With that motion, the Trustee is challenging Group's entitlement to approximately $1,124 million of assets that the Trustee asserts do not constitute ETD Margin.

On October 8, 2014, the Trustee made a payment of $1,107 million to Group, fully discharging the Trustee's obligations in respect of the Clearance Box Assets (including post-judgment interest).

On December 15, 2014, the Trustee requested that the US Supreme Court review the rulings of the SDNY and the Second Circuit regarding the ETD Margin.

Claimed Amounts/Financial Impact
The outcome of the ongoing proceedings relating to the ETD Margin will not have a financial impact on the Company. Within Group, BBPLC is entitled to any further payments that may be received in respect of the ETD Margin. Further, as a result of an agreement entered into by the Company, BBPLC and BGUS in July 2011, as well as the Trustee's agreement to enforce any obligations relating to the return of ETD Margin only against BBPLC, in the event that the Second Circuit's ruling regarding Group's entitlement to ETD Margin were reversed in future proceedings, the Company would not be liable for such obligations.

19. Guarantees

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its customers and its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The

Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the Statement of Financial Condition.

The Company utilizes Pershing, a nonaffiliated broker-dealer, as its clearing agent for certain wealth customer clearing transactions. Pershing carries the cash and margin accounts for the Company's retail brokerage customers on a fully disclosed basis. The Company is responsible for the initial and any subsequent margin requirement for any transaction in the event a customer of the Company were to fail to fulfill its obligation to Pershing. The Company is secured by assets in the customer's account. Based on current customer margin requirements, no provision is carried on the Statement of Financial Condition for these transactions.

The Company enters into certain derivative contracts that meet the definition of a guarantee under ASC 460, *Guarantees*. Guarantees are defined to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relates to an asset, liability or equity security of a guaranteed party. Derivatives that meet the definition of a guarantee include certain written equity options. The Company's derivatives that act as guarantees are summarized below and are shown on a gross basis prior to counterparty netting (in millions):

	Carrying Value of Liability	Maximum Payout/Notional
Written Equity Options	$ 1,111	$ 52,368

20. Counterparty Credit Risk Management

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions, both as principal and as agent, are executed with individuals and institutions. This includes brokers and dealers, central clearers and exchanges, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk is associated with the nonperformance of counterparties in fulfilling their contractual obligations.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit and market exposure reporting and control procedures. This includes marking to market securities transactions and collateral while requiring adjustments to collateral levels where appropriate. In connection with its derivatives trading activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements may provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with whom it conducts business as considered necessary.

21. Regulatory Requirements

As a registered broker-dealer and FCM, the Company is subject to Rule 15c3-1 of the Securities and Exchange Act and CFTC Regulation 1.17. The Company has elected to compute Net Capital in accordance with the Alternative Net Capital ("ANC") requirement as permitted by Rule 15c3-1. At December 31, 2014, the Company had Net Capital, as defined, of $7,641 million, which was $6,283 million in excess of the amount required of $1,358 million.

In accordance with the ANC requirements, the Company is required to maintain tentative net capital in excess of $1,000 million and notify the SEC in the event its tentative net capital is less than $6,000 million. At December 31, 2014, the Company had tentative net capital in excess of the minimum and notification requirements.

In connection with the acquisition of certain assets of Lehman Brothers, the Company was granted temporary permission by the SEC to apply the ANC methodology to compute the Net Capital requirements of a US broker-dealer under Appendix E of Rule 15c3-1. The Company has submitted its application to the SEC to continue applying the ANC methodology on a permanent basis and is awaiting formal approval of that application.

22. Subsequent Events

On January 14, 2015, the Company remitted $500 million of its excess distributable retained earnings to BGUS as a cash dividend.

On January 29, 2015, the Company repaid $3,000 million of its $7,900 million Long-term borrowings with BGUS.